

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2020

Scott Mahoney
Chief Executive Officer
Taronis Fuels, Inc.
24980 N. 83rd Avenue, Ste. 100
Peoria, AZ 85383

      Re: Taronis Fuels, Inc.
          Registration Statement on Form S-1
          Filed September 1, 2020
          File No. 333-248517

Dear Mr. Mahoney:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Larry Spirgel, Office Chief, at (202) 551-3815, with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology